October 7, 2011

Ms. Pamela Long
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:                                         Atkore International Holdings Inc.
Atkore International, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed September 19, 2011
File No. 333-174689

Dear Ms. Long:

This letter sets forth the responses of Atkore International Holdings Inc. and Atkore International, Inc. (the “Registrants”) to the comments contained in your letter, dated October 3, 2011, relating to Amendment No. 2 to the Registration Statement on Form S-4 File No. 333-174689, filed on September 19, 2011 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrants are set forth in plain text immediately following each comment.

The Registrants are submitting, via EDGAR, Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which contains changes from the Registration Statement to reflect responses to the Staff’s comments on the Registration Statement.  Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 3, as well as four copies of a blacklined version of Amendment No. 3, marked to show changes from the Registration Statement filed on September 19, 2011.  Page references in the responses below are to Amendment No. 3.

Unaudited Pro Forma Condensed Financial Data, page 56

1.                                       We note your response to prior comment eight in our letter dated August 31, 2011. Please revise note (b)(4) on page 59 to disclose the components of the $16 million in transaction costs in a manner similar to your response letter.

In response to the Staff’s comment, the Registrants have revised their disclosure on page 59.

Financial Statements
18. Guarantor Financial Information, page F-77

2.                                       We note your response to prior comment 19 in our letter dated August 31, 2011. Please clarify in note 18 that the issuer and each subsidiary guarantor are “100% owned” by the parent guarantor. Please also clarify, if accurate, that the parent guarantee is “full and unconditional”. Refer to Rule 3-10(i)(8) of Regulation S-X. In addition, please clarify in Note 19 of page F-39, if accurate, that each subsidiary guarantor is “100% owned” and that the guarantees are “full and unconditional”.

In response to the Staff’s comment, the Registrants have revised their disclosure on page F-77 and on page F-39.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6478 or Morgan Hayes at (212) 909-6983.

Regards,

/s/ Paul M. Rodel

Paul M. Rodel

cc:	Patricia Armelin
Anne McConnell
Chambre Malone
Securities and Exchange Commission
Karl J. Schmidt
Chad Pisha
Atkore International Holdings Inc.

Enclosures